Exhibit 99.6

NICE inContact Announces Summer 2017 Release of CXone with
Industry-first Fully Integrated Workforce Optimization with Analytics-
based Omnichannel Routing

The latest release of the world’s No. 1 cloud customer experience platform revolutionizes organizations’ ability to provide best-in-class customer experience with omnichannel journey management, analytics-based routing, and unified workforce optimization

SALT LAKE CITY – September 14, 2017 – NICE inContact (Nasdaq:NICE) today ushered in a new era of customer experience management with the CXone Summer 2017 release. By introducing innovative cloud native workforce optimization (WFO) applications, NICE inContact CXone™ is the first and only platform that combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all built on an Open Cloud Foundation. CXone is designed to meet the needs of organizations of all sizes and through its unified application suites, is uniquely capable of helping organizations power seamless experiences for both customers and employees.

CXone improves customer experience with comprehensive omnichannel journey management for all voice and digital channels and improved routing accuracy for digital channels through analytics-based routing. In addition, customer developers and partners are empowered to innovate with the most extensive customer experience ecosystem, DEVone developer program and CXexchange marketplace.

“Providing a complete solution, including integrated omnichannel routing, analytics, workforce optimization and automation, is crucial for success in the customer service industry,” said Paul Jarman, CEO, NICE inContact. “Our purpose-built solution helps contact centers achieve their business goals and meet the rapidly evolving needs of the modern customer service industry.”

Analyze and Intelligently Route Omnichannel Customer Interactions

NICE inContact CXone is the only customer experience platform to deliver a complete omnichannel analytics product addressing all customer interactions, including voice and digital channels. Customers can now analyze the full spectrum of their customers’ omnichannel experiences in order to pinpoint positive and negative customer interactions, understand associated drivers, and take informed, immediate action to improve customer satisfaction.

Building on advanced routing functionality introduced in the Spring Release that includes text-based routing by topic, language, and sentiment, the Summer Release makes it possible to move past rudimentary email handling approaches and greatly improve email routing accuracy and agent productivity. A new user interface makes it easy to customize text analysis based on company-specific or industry-specific terminology and to create custom categories for monitored discussion topics.

Increase Ecommerce Sales and First Contact Resolution with Proactive Agent Assist for Web and Mobile

By empowering customer service agents to identify and proactively assist online shoppers that are ‘stuck’, businesses can now grow ecommerce revenue faster. New collaborative browsing capabilities improve ecommerce sales conversion rates and resolve more interactions during first contact (FCR). These new and enhanced customer interaction channels include:

Co-browsing for CXone: Provide agents with the ability to guide customers through their online customer journey. Agents can share web pages or online forms with customers and provide assistance using visual hints such as highlighting areas on the page or form.

Advanced and Proactive Chat for CXone: Organizations now have flexible and customizable options for offering chat on their company website. Advanced chat allows agents to synchronize their screen display with the customer’s to deliver truly personalized service and support while browsing. Proactive chat allows contact centers to manage costs by controlling how chat is offered using a rules-based Intelligence Engine. Brands can now selectively offer chat assistance, for example, when a customer’s shopping cart is over a predetermined value or when time spent on a particular web page exceeds average lengths.

Improve Employee Experience with Fully Unified, Cloud Native Workforce Optimization

With this release, NICE inContact introduces the first fully unified, cloud native Workforce Optimization solution, CXone Workforce Optimization. Jointly developed by the WFO experts at NICE and inContact, this unified cloud native solution brings together the power of the CXone platform, and delivers Omnichannel Routing and Analytics in a single, modernized, and easy-to-use interface. User Management across all CXone products now takes a “one and done” path, eliminating the need for manual re-entry of user profiles and settings. The CXone Workforce Optimization suite includes:

CXone Recording – Capture all voice and non-voice interactions with audio and screen recording. A simplified interface and familiar approach to search reduces the effort to locate specific contacts and criteria.

CXone Quality Management – Plan, evaluate, and coach easily with a consistent user interface and an easy-to-manage evaluation process.

CXone Workforce Management – Gain control over occupancy with the industry’s most accurate and patented forecasting tools.

Empower Customer Developers and ISV Partners to Innovate with the Most Comprehensive Customer Experience Developer Program and Marketplace

To enable customer IT teams and ISV partners to tap into the power and extensibility of the CXone platform, DEVone developer program offers broad tools and resources that enables them to easily create new applications, integrations, and customizations for CXone. DEVone includes over 250 RESTful APIs, extensive documentation, support, and access to an online developer community with forums to share knowledge with other customers, partners and NICE inContact programmers. ISV partners also receive support to build extensions to the CXone platform for inclusion on CXexchange, the leading online customer experience marketplace.

CXexchange offers a centralized, state of the art marketplace for ISV partners to market and sell their applications and integrations built for CXone. NICE inContact users can visit CXexchange to compare solutions from over 65 providers, view product demos, and choose the right technology to extend and enrich their CXone platform.

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.incontact.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.